UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

Sucampo Pharmaceuticals, Inc.

(Name of Issuer)

Class A Common Stock, par value $0.01

(Title of Class of Securities)

864909106

(CUSIP Number)

David N. Oakey, Esquire

McGuireWoods LLP

901 East Cary Street

Richmond, VA 23219

(804) 775-1022

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 25, 2013

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because § 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g) check the following box  ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

1	Names of reporting persons. I.R.S. Identification Nos. of Above Persons (Entities Only). S&R Foundation 52-2284478
2	Check the appropriate box if a member of a group (a) ☐ (b) ☐
3	SEC use only
4	Source of funds OO
5	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization District of Columbia
Number of shares beneficially owned by each reporting person with	7	Sole voting power 2,800,566
	8	Shared voting power 0
	9	Sole dispositive power 2,800,566
	10	Shared dispositive power 0
11	Aggregate amount beneficially owned by each reporting person 2,800,566
12	Check box if the aggregate amount in Row (11) excludes certain shares ☐
13	Percent of class represented by amount in Row (11) 6.3%
14	Type of reporting person CO

Item 1.	Security and Issuer.

This Schedule 13D relates to the Class A common stock, par value $0.01 (the “Shares”), of Sucampo Pharmaceuticals, Inc. (the “Issuer”). The address of the Issuer’s principal executive offices is 4520 East-West Highway, 3rd Floor, Bethesda, Maryland, 20814.

Item 2.	Identity and Background.

This Schedule 13D is being filed by S&R Foundation, a non-profit corporation organized under the laws of the District of Columbia (the “Foundation”). The address of the Foundation’s principal office is 1623 28th Street, NW, Washington, D.C. 20007. The Foundation’s mission is to support talented individuals with great potential and high aspirations in the arts, sciences, and social entrepreneurship, especially those who are furthering international cultural collaboration. In furtherance of its mission, the Foundation sponsors annual award programs, hosts events and works with its partners to encourage scientific and artistic innovation and to promote cultural and personal growth.

During the last five years, the Foundation has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

During the last five years, the Foundation has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction nor as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Information concerning the executive officers and directors of the Foundation (the “Listed Persons”) required by this item is provided on Schedule A attached hereto and is incorporated herein by reference. To the Foundation’s knowledge, during the last five years, none of the Listed Persons has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration.

The Shares held by the Foundation were received from S&R Technology Holdings, LLC (“S&R Technology”) in a series of gift transactions.

Item 4.	Purpose of Transaction.

The Foundation currently has no plans to dispose of any Shares or to acquire additional Shares, but reserves the right to sell or acquire (through gift or otherwise) additional shares from time to time. Except as indicated above, the Foundation has no present plans or proposals which relate to, or would result in, any one or more of the matters described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Dr. Kuno, one of the Foundation’s directors and its President and Chief Executive Officer, also serves as a managing member of S&R Technology, which is wholly owned by Dr. Kuno and her husband. S&R Technology currently holds approximately 52% of the outstanding Shares. Kei Tolliver, the Foundation’s Assistant Secretary and Treasurer, also serves as S&R Technology’s Executive Vice President. Given its status as a majority shareholder, representatives of S&R Technology may, from time to time, engage in discussions with the Issuer regarding the Issuer’s corporate strategy and general business activities.

In addition, Ms. Tolliver serves on the Issuer’s board and, as a result, may have influence over the corporate activity of the Issuer, including activity that may relate to one or more of the matters described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5.	Interest in Securities of the Issuer.

(a) As of the date hereof, the Foundation beneficially owns 2,800,566 Shares, which represents approximately 6.3% of the outstanding Shares. This percentage calculation is based on the total number of Shares reported as issued and outstanding in the Quarterly Report on Form 10-Q filed by the Issuer with the Securities and Exchange Commission on May 9, 2014. The number of Shares beneficially owned by the Listed Persons is set forth on Schedule A and is incorporated herein by reference.

(b) The Foundation has sole voting and dispositive power with regard to the Shares described in Item 5(a) above. The nature of the Listed Persons’ beneficial ownership of Shares is set forth on Schedule A and is incorporated herein by reference.

(c) The Foundation has not engaged in any transactions involving Shares during the past 60 days. A list of transactions engaged in by the Listed Persons during the past 60 days is set forth on Schedule B attached hereto and is incorporated herein by reference.

(d) None.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

S&R Technology is currently party to a Rule 10b5-1 trading plan (the “Trading Plan”).

Item 7.	Material to Be Filed as Exhibits.

Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: July 25, 2014

S&R FOUNDATION

By:	/s/ Kei Tolliver
Name:	Kei Tolliver
Title:	Assistant Secretary and Treasurer

Schedule A

Name	Position and Present Principal Occupation	Shares Owned

Dr. Sachiko Kuno	Director, President and CEO, S&R Foundation Managing member, S&R Technology Holdings, LLC	25,998,810	[1]

Kei Tolliver	Assistant Secretary and Treasurer Executive Vice President, S&R Technology Holdings, LLC	18,467	[2]

Marianne F. Chaconas	Director and Vice President, S&R Foundation	0

Douglas W. Charnas	Director and Secretary/Treasurer, S&R Foundation Partner, McGuireWoods LLP	0

Other than Dr. Kuno and Ms. Tolliver, both of whom are citizens of Japan, each of the persons listed above is a citizen of the United States.

The principal business address for each of the persons listed above is c/o S&R Foundation, 1623 28th Street, NW, Washington, D.C. 20007.

1.	Includes 22,784,357 Shares held by S&R Technology. Dr. Kuno disclaims beneficial ownership of these shares except to the extent of her pecuniary interest therein. Also includes 353,530 Shares held by Dr. Kuno’s husband. Dr. Kuno disclaims beneficial ownership of these shares. Also includes 2,800,566 Shares held by the Foundation. Dr. Kuno disclaims beneficial ownership of these shares.
2.	Includes 1,800 Shares held by Ms. Tolliver and options to acquire an additional 16,667 Shares.

Schedule B

Reporting/Listed Person	Date	Transaction	Number of Shares	Price Per Share	Nature of Transaction

Dr. Sachiko Kuno[1]	07/17/2014	Sale	7,600	$6.2722	Open market sale	[2]
Dr. Sachiko Kuno[1]	07/18/2014	Sale	7,400	$6.2662	Open market sale	[2]
Dr. Sachiko Kuno[1]	07/21/2014	Sale	100	$6.2500	Open market sale	[2]
Dr. Sachiko Kuno[1]	07/22/2014	Sale	2,500	$6.2538	Open market sale	[2]
Dr. Sachiko Kuno[1]	07/23/2014	Sale	3,245	$6.3197	Open market sale	[2]
Dr. Sachiko Kuno[1]	07/24/2014	Sale	15,600	$6.2578	Open market sale	[2]

1.	Shares held by S&R Technology.
2.	Shares sold pursuant to the Trading Plan.